SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-65066

FCB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

7401 Hodgson Memorial Drive
Savannah, Georgia 31406
(912) 629-2900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☒

     Approximate number of holders of record as of the certification or notice date: 296

     Pursuant to the requirements of the Securities Exchange Act of 1934, FCB Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FCB FINANCIAL CORP.

Date:	April 14, 2003	By:	/s/ Brian R. Foster

		Name:	Brian R. Foster
		Title:	President and Chief Executive Officer